EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Jones Apparel Group, Inc.

Contacts:	Wesley R. Card, Chief Operating and Financial Officer Anita Britt, Executive Vice President - Finance (215)-785-4000

JONES APPAREL GROUP, INC. CONSOLIDATES AND REBRANDS CERTAIN OPERATIONS

NEW YORK, NEW YORK -- January 16, 2003 -- Jones Apparel Group, Inc. (NYSE:JNY) announced that it will record pre-tax charges totaling $25.5 million, or $.11 per share, in the fourth quarter 2002 (of which $21.9 million, or $.10 per share, is non-cash) to consolidate and rebrand certain businesses discussed below. Excluding these charges, the Company reaffirmed its previous earnings per share guidance of $.48 to $.50 for the fourth quarter 2002 ended December 31, 2002, as compared to $.36 for the fourth quarter 2001 (adjusted for goodwill and trademark amortization that ceased with the adoption of SFAS No. 142). The Company will provide a full earnings report on Wednesday, February 5, 2003.

Peter Boneparth, President and Chief Executive Officer, stated, "Our continued focus is to improve upon our efficient operating model in order to better support future expansion through both internal growth and acquisitions. By improving productivity in two business units, the actions we are announcing today will help us to accomplish this goal."

First, the Company will close certain Sun Apparel manufacturing production facilities located in Torreon, Mexico and certain warehousing and administrative facilities located in El Paso, Texas, and will also eliminate certain jobs, which will be absorbed by existing l.e.i. production facilities. In accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the Company will record $6.9 million in expenses, or $.03 per share, to account for the writedown of facilities and severance benefits, evenly divided between cash and non-cash.

Mr. Boneparth said, "When we acquired R.S.V. Sport, Inc. (principally the l.e.i. brand) in August 2002, we recognized that Mel Geliebter, its CEO, would provide immeasurable leadership relating to manufacturing process improvements, and accordingly named him CEO of the existing Sun Apparel Manufacturing Division. After a few short months on the job, Mel and his team have performed a thorough review of the operations which will result in a more productive use of resources."

Second, the Company will rebrand 20 of its 47 retail stores operating under the Enzo Angiolini brand name. These stores have not achieved the Company’s return on investment goal. As a result, they will be converted to a retail footwear concept operating under the Company’s more moderately priced Bandolino brand name. The remaining 27 store locations will continue to be evaluated. These changes will not affect the Enzo Angiolini wholesale business, which has been noting improved holiday and early spring selling results. This move will also provide the Enzo Angiolini product team with more time to focus on product innovations to increase the brand’s consumer audience. This rebranding will result in a non-cash writedown of the Enzo Angiolini trademark as described below.

"Bandolino, a moderate branded concept, has been very successful since its 2000 footwear relaunch," stated Rhonda Brown, President and CEO, Footwear, Accessories and Retail Group. "We believe it is a strong brand capable of operating in a dual distribution format and should provide us with operating margins and a return on investment consistent with our corporate objectives. The forthcoming launch of Bandolino apparel in Fall 2003 may also provide additional product opportunities in a number of the store locations."

The Company has performed its annual valuation of Goodwill and Trademarks in accordance with SFAS No. 142 "Accounting for Goodwill and Certain Long-Lived Intangibles." The results of the annual impairment test of the Company’s brands will result in a non-cash writedown of trademarks totaling $18.6 million, or $.08 per share, which represents less than 1% of total intangibles and goodwill, which will be recorded in the fourth quarter. The impact of the Enzo Angiolini retail conversion represents $13.5 million, or $.06 per share, of the writedown.

The Company will host a conference call with management to discuss the consolidation and rebranding of operations at 9:00 a.m. EST today, which is accessible by dialing 212-896-6166 or through a webcast at http://www.jny.com.

Jones Apparel Group, Inc. (www.jny.com), a Fortune 500 Company, is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include: Jones New York; Lauren by Ralph Lauren, Ralph by Ralph Lauren, and Polo Jeans Company, which are licensed from Polo Ralph Lauren Corporation; Evan-Picone, Rena Rowan, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Currants, Jamie Scott, Todd Oldham, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier and Judith Jack. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation, and footwear and accessories under the ESPRIT brand licensed from Esprit Europe, B.V. Celebrating more than 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.

Certain statements herein are "forward-looking statements'' made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2001 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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